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                             October 28, 2020

       Fawad Maqbool
       Chairman, President, and Chief Executive Officer
       Amplitech Group Inc.
       620 Johnson Avenue
       Bohemia, NY 11716

                                                        Re: Amplitech Group
Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed October 14,
2020
                                                            File No. 0-54355

       Dear Mr. Maqbool:

             We have reviewed your filing and have the following comments. In our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Information Statement on Schedule 14C filed October 14, 2020

       General Information, page 2

   1.                                                   Disclosure indicates
that the company received written consents in lieu of a meeting from the majority
stockholders of 74% of the voting securities of the total issued and outstanding shares of
voting stock of the company. Given disclosure on page 20 that Mr.
                                                        Fawad Maqbool,
chairman, president, and chief executive officer, is the beneficial owner of 11,780,280 shares of
common stock representing 22.8% of the voting securities and is the holder of 1,000
shares of Series A convertible preferred stock representing 51% of the voting securities, it
appears that Mr. Maqbool is the majority stockholder of 73.8% or 74%
                                                        when rounded of the
voting securities of the total issued and outstanding shares of voting stock of the company.
Please revise.
       Action II, The Amended Articles
       Authorized Shares, page 8

   2. Given disclosure that the main purpose of the amended and restated articles of
 Fawad Maqbool
FirstName
Amplitech LastNameFawad  Maqbool
          Group Inc.
Comapany
October 28,NameAmplitech
            2020         Group Inc.
October
Page 2 28, 2020 Page 2
FirstName LastName
         incorporation is to attract investors through the issuance of securities in a planned underwritten public offering, provide the disclosure required by Item 11 of Schedule 14A.
         See Item 1 of Schedule 14C.
Action III
The Amended Bylaws, page 10

3. If the company's amended bylaws attached as Exhibit B amend any provisions in the company's current bylaws, identify and include a version of any amended provisions in the information statement. Alternatively, if the sole purpose of the company's amended bylaws attached as Exhibit B is to restate clearly the company's current bylaws, so indicate.
Exhibit B
Amended and Restated Bylaws
Article IX, Section 9.2
Forum for Adjudication of Disputes, page 31

4. Disclosure indicates that the Eighth Judicial District Court of Clark County, Nevada will be the sole and exclusive forum for the adjudication of disputes. Revise the disclosure in the information statement to make clear whether the provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or provision created by the Securities Act or its rules and regulations. If the provision applies to Securities Act claims, revise the disclosure in the information statement to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If the provision does not apply to actions arising under the
         Securities Act or the Exchange Act, ensure that the provision in the amended and restated
         bylaws states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay
E. Ingram,
Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                               Sincerely,
 Fawad Maqbool
Amplitech Group Inc.
October 28, 2020
Page 3
FirstName LastNameFawad Maqbool
                                    Division of Corporation Finance
Comapany NameAmplitech Group Inc.
                                    Office of Manufacturing
October 28, 2020 Page 3
cc:       Gregory Sichenzia, Esq.
FirstName LastName